Exhibit 99.1

Date: June 04, 2026	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ORLA MINING LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Shareholders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	June 15, 2026
Record Date for Voting (if applicable) :	June 15, 2026
Beneficial Ownership Determination Date :	June 15, 2026
Meeting Date :	July 22, 2026
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	68634K106	CA68634K1066

Sincerely,

Computershare
Agent for ORLA MINING LTD.